Exhibit 99.1

SuperCom Reports Record Net Income of $4.2 Million and EPS of $1.2 for First
Quarter 2025

Non-GAAP Net Income $5.24 million; Non-GAAP EPS $1.5; Record Gross Margin 63.3%

TEL AVIV, Israel, May 14, 2025 -- SuperCom (NASDAQ: SPCB), a global provider of secured solutions for the e-Government, IoT, and Cybersecurity sectors, today reported results for the first quarter, ended March 31, 2025.

First Quarter Ended March 31, 2025, Financial Highlights (Compared to the First Quarter of 2024)

•	Revenue increased to $7.05 million, from $6.85 million.

•	Gross profit grew 18% to $4.5 million, from $3.8 million.

•	Gross margin improved to 63.3%, a 10-year record, from 55.3%.

•	Net income increased to $4.2 million, from $0.8 million.

•	Non-GAAP net income increased to $5.24 million, from $1.35 million.

•	Cash and cash equivalents increased to $17.1 million, up from $3.2 million at end of 2024.

•	Working capital improved to $38.9 million, up from $22.5 million at end of 2024.

•	Book Value of Equity increased to $34.8 million, up from $11.7 million at end of 2024.

Recent Business Highlights:

•
Since mid-2024, SuperCom has secured over 20 new electronic monitoring (EM) contracts across the United States, including entry into eight new states, and five new partnerships with regional service providers. These achievements reflect strong market demand for SuperCom's technology and the Company's growing ability to displace incumbents.

•
SuperCom, together with partner company Electra Security, was awarded a five to nine-year national electronic monitoring contract by the Israel Prison Service to cover the entire EM offender population in Israel. The project is currently actively monitoring over 1,200 offenders and utilizes advanced GPS and RF technologies from SuperCom's PureSecurity™ Suite.

•
On May 8, 2025, SuperCom announced a new contract with a seasoned Canadian electronic monitoring service provider to introduce its PureSecurity™ Suite, including PureTrack™ and PureOne™, into the provider's operations.

•
On April 29, 2025, SuperCom was awarded a new electronic monitoring contract in Utah through a competitive Request For Bid process with multiple other vendors, further signaling to SuperCom's momentum in displacing legacy systems. This marked SuperCom's eighth new U.S. state entry since mid-2024.

•	On April 17, 2025, SuperCom announced a new direct agency contract in Kentucky to deploy its GPS tracking technology under a daily lease model.

•
On April 10, 2025, SuperCom entered a contract with a regional service provider in the U.S. Midwest to expand operations into Wisconsin, Minnesota, and Michigan. The agreement includes domestic violence monitoring.

•	On March 26, 2025, SuperCom signed a new contract with a statewide rehabilitative services provider in Arizona, enabling deployment of its GPS and domestic violence EM technology.

•
On February 20, 2025 , SuperCom announced it was awarded a new national domestic violence monitoring project in the EMEA region, marking the company's seventh national DV contract globally. The program will utilize SuperCom's advanced PureTrack and PureShield technologies to support victim protection and offender compliance.

•
On February 6, 2025, SuperCom announced it secured additional orders from a European government for a nationwide EM project, reflecting more than 200% growth in PureTrack™ GPS units as of January 2025.

•
On January 21, 2025, SuperCom secured a new contract with a leading multi-state EM service provider, covering regions across the West Coast, Northeast, and Southeast U.S. The agreement was awarded following an extensive competitive evaluation and includes plans for deployment of SuperCom's GPS and domestic violence monitoring technologies.

•
On January 13, 2025, SuperCom announced a new electronic monitoring contract with a Juvenile Probation Agency in Ohio, marking its sixth new U.S. state entry since summer 2024 and displacing the incumbent vendor.

•	On January 6, 2025, SuperCom secured a contract with a government agency in Alabama to provide GPS and domestic violence monitoring solutions, its fifth U.S. state entry since August 2024.

•
The Company reduced its outstanding debt by 32%, from the end of 2023 to January 2025, through various premium-priced share issuances, including a $4.37 million reduction at $43.7 per share, enhancing its ability to capitalize on growth opportunities.

Management Commentary:

"We're pleased to report a strong start to 2025, building on our record-breaking success in 2024 with even more milestone achievements this quarter," commented Ordan Trabelsi, President and CEO of SuperCom. "We delivered revenue growth, record gross margins of 63.3%, and record net income of $4.2 million. We've also deployed over 1,200 units at record speed in the national Israeli EM project we recently won. These achievements were driven by strong project execution, continued efficiency improvements, strategic financial agreements, and the operational leverage built into our model."

"Furthermore, we continued to execute on our strategic expansion plan, securing new contracts in key U.S. states like Utah, Kentucky, and Arizona, and launching regional partnerships in the Midwest U.S. and Canada. Internationally, we were awarded our seventh national domestic violence project in the EMEA region and saw GPS device volumes grow significantly in some of our European national programs. These wins demonstrate both the competitiveness of our PureSecurity™ technology and the trust we've built with government customers worldwide."

"Our financial foundation also strengthened considerably. We reduced our long-term debt by 32% , completed premium-priced debt-to-equity conversions, and raised over $16 million in new capital. As a result of this, our stream of new projects and optimized operations, we ended the quarter with $17.1 million in cash and nearly $39 million in working capital, positioning us well for continued expansion," Trabelsi added.

"Looking ahead, we remain focused on disciplined execution and expanding our global footprint. With a stronger balance sheet, a growing number of recurring revenue customers, and robust global demand, we believe that SuperCom is well-positioned to continue driving impact in public safety while creating long-term value for its stakeholders," Trabelsi concluded.

Conference Call

The Company will hold a conference call today (May 14, 2025) at 10:00 a.m. Eastern Time (7:00 a.m. Pacific time) Time / 5:00 p.m. IL time) to discuss these results, followed by a question and answer session.

Conference Call Dial-In Information:

Date: Time: U.S. toll-free: Israel toll-free: International: Access Code: Link:	Wednesday, May 14, 2025 10:00 a.m. Eastern time (7:00 a.m. Pacific time) 877-545-0523 1-809-423-853 973-528-0016 SuperCom https://www.webcaster4.com/Webcast/Page/2259/52441

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

About SuperCom

Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, and domestic violence prevention. For more information, visit www.supercom.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical or current facts. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the statements made. Examples of these statements include, but are not limited to, statements regarding business and economic trends, the levels of consumer, business and economic confidence generally, the adverse effects of these risks on our business or the market price of our ordinary shares, and other risks and uncertainties described in the forward looking statements and in the section captioned "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 28, 2025 our reports on Form 6-K filed from time to time with the SEC and our other filings with the SEC. Except as required by law, we not undertake any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Results presented in this press release are based on management's estimated unaudited analysis of financial results for the presented periods. SuperCom's independent registered accounting firm has not audited the financial data discussed in this press release. During the course of SuperCom's quarter- and fiscal year-end closing procedures and review process, SuperCom may identify items that would require it to make adjustments, which may be material, to the information presented in this press release. As a result, the estimate financial results constitute forward-looking information and are subject to risks and uncertainties, including possible adjustments to such results.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with the generally accepted accounting principles in the United States ("GAAP"), this release also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business.

Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of SuperCom's ongoing core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, or superior to, operating loss and or net income (loss) or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities or any other measures of our cash flows or liquidity.

Non-GAAP EPS is defined as earnings before amortization and other non-cash or one-time expenses divided by weighted average outstanding shares.

EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and other non-cash or one-time expenses.

SuperCom Investor Relations:
ir@supercom.com

-Tables Follow-

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	As of March 31,	As of December 31,
	2025	2024
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	17,133	3,150
Restricted bank deposits	388	388
Trade receivable, net	15,566	12,767
Patents	5,283	5,283
Other accounts receivable and prepaid expenses	2,181	2,153
Inventories, net	2,845	2,521

Total current assets	43,396	26,262

LONG-TERM ASSETS
Deferred tax long term	919	919
Property and equipment, net	4,024	3,261
Other intangible assts, net	5,614	5,638
Other non-current assets	2,695	2,818
Goodwill	7,026	7,026

Total long-term assets	20,278	19,662

Total Assets	63,674	45,924

CURRENT LIABILITIES
Trade payables	965	878
Employees and payroll accruals	1,252	1,165
Accrued expenses and other liabilities	754	470
Short-term Operating lease liabilities	434	445
Short-term credit	423	423
Deferred revenues ST	650	366

Total current liabilities	4,478	3,747

LONG-TERM LIABILITIES

Long-term loan	24,212	29,748
Deferred revenues	49	444
Deferred tax liability LT	170	170
Long-term Operating lease liabilities	-	118

Total long-term liabilities	24,431	30,480

SHAREHOLDERS' EQUITY:
Ordinary shares	59,655	29,238
Additional paid-in capital	77,172	88,746
Accumulated deficit	(102,062)	(106,287)

Total shareholders' equity	34,765	11,697

Total liabilities and equity	63,674	45,924

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for EPS)

	Three months ended
	March 31, 2025	March 31, 2024
	Unaudited	Unaudited

REVENUES	7,048	6,852
COST OF REVENUES	(2,588)	(3,065)

GROSS PROFIT	4,460	3,787

OPERATING EXPENSES:
Research and development	933	901
Selling and marketing	678	524
General and administrative	1,594	1,389
Other expense (income), net	40	255

Total operating expenses	3,245	3,069

OPERATING PROFIT	1,215	718
FINANCIAL INCOME (EXPENSES)	3,010	(362)

PROFIT BEFORE INCOME TAX	4,225	356
INCOME TAX EXPENSE (BENEFIT)	-	(418)

NET INCOME FOR THE PERIOD	4,225	774
Earnings Per Share	1.20	0.8

SUPERCOM LTD.
Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income
(U.S. dollars in thousands)

	Three months ended
	March 31, 2025	March 31, 2024
	Unaudited	Unaudited

GAAP gross profit	4,460	3,787
Amortization of intangible assets	88	88
Non-GAAP gross profit	4,548	3,875

GAAP Operating Profit	1,215	718
Amortization of intangible assets	588	513
Foreign Currency Loss	200	200
Stock Based Compensation	182	-
Other one-time expenses	40	280
Non-GAAP operating profit	2,225	1,711

GAAP net Profit	4,225	774
Amortization of intangible assets	588	513
Stock Based Compensation	182	-
Income tax expenses (benefit)	-	(418)
Foreign Currency Loss	200	200
Other one-time expenses	40	280
Non-GAAP net Profit	5,235	1,349
Non-GAAP EPS	1.5	1.4

Net Profit for the period	4,225	774
Financial expenses (income), net	(3,010)	362
Income tax expenses (benefit)	-	(418)
Depreciation and Amortization	889	767
Stock Based Compensation	182	-
Foreign Currency Loss	200	200
Other one-time expenses	40	280
EBITDA *	2,526	1,965

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, tax,depreciation and amortization and other non-cash or one-time expenses .